EXHIBIT 99.1

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

September 12, 2018

To:
Israel Securities Authority Tel Aviv Stock Exchange Ltd.

Re: Pelephone Network Outage

Further to the report of Bezeq dated September 3, 2018, Bezeq reports that it received a report from its subsidiary, Pelephone Communications Ltd. (“Pelephone”), that on the afternoon of September 11, 2018, there were disruptions in the cellular network to some of Pelephone’s subscribers, affecting incoming/outgoing calls, text messages and wireless internet service.

Pelephone was able to restore the service back to normal within a short period of time.

Today, in the morning hours, Pelephone informed Bezeq that there were further disruptions in the cellular network.

According to Pelephone’s assessment, the cause of the disruptions appears to be related to the disruptions that occurred on the cellular network on September 2, 2018, as described in the report of September 3, 2018.

Pelephone continues to take steps to deal with the matter and restore service back to normal.

Sincerely,
Bezeq Israel Telecommunications Corporation Ltd.

The above information constitutes a short summary translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.